EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions except ratios)

	Fiscal Year
	2004	2003	2002	2001	2000
Computation of Earnings:
Income from continuing operations before income taxes	$818	$972	$705	$(150)	$333
Add:
Interest Expense	607	595	655	746	777
Amortization of capitalized interest	3	3	3	2	2
Amortization of debt premium/discount and expenses	14	14	14	12	20
Interest portion of rent expense	57	48	33	28	24

Earnings as Adjusted	$1,499	$1,632	$1,410	$638	$1,156

Computation of Fixed Charges:
Interest expense	$607	$595	$655	$746	$777
Capitalized interest	3	1	1	3	2
Amortization of debt premium/discount and expenses	14	14	14	12	20
Interest portion of rent expense	57	48	33	28	24

Fixed Charges	$681	$658	$703	$789	$823
Preferred stock dividends	—	2	4	4	5
Combined Fixed Charges and Preferred Stock Dividends	$681	$660	$707	$793	$828

Ratio of Earnings to Fixed Charges (A)(B)	2.20	2.48	2.00	0.81	1.40

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(C)	2.20	2.47	1.99	0.80	1.40

(A)	Ratios were calculated prior to rounding to millions.

(B)	Fixed charges exceeded our adjusted earnings by $151 million for the year ended December 31, 2001.

(C)	Combined fixed charges and preferred stock dividends exceeded our adjusted earnings by $155 million for the year ended December 31, 2001.